

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 20, 2007

<u>Via Facsimile and U.S. Mail</u>

Mr. Dennis Sunshine
Chief Executive Officer
Orbit International Corp.
80 Cabot Court
Hauppauge, NY   11788

   Re: **Orbit International Corp.**
      Form 10-KSB for the year ended December 31, 2006
      Filed April 2, 2007
      File No. 0-3936

Dear Mr. Sunshine:

  We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1.   We note that you present a non-GAAP measure for earnings before interest, taxes, depreciation and amortization, and stock-based compensation. We further note that you refer to this non-GAAP measure as "EBITDA." Please address the following:

- Revise future filings to include all of the disclosures required by Item 10(h)(1) of Regulation S-B.

- Tell us and revise future filings to disclose why you believe presentation of the non-GAAP measure provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(h)(1)(i)(C) of Regulation S-B.

- Tell us and revise future filings to disclose the additional purposes, if any, for which you use the non-GAAP financial measure. Refer to Item 10(h)(1)(i)(D) of Regulation S-B.

- We note that your non-GAAP measure is not consistent with true EBIT or EBITDA. We also note that your non-GAAP measure excludes the effects of interest expense and income tax expense, both of which would require cash settlement. Please explain to us why you believe your presentation of this non-GAAP measure complies with Item 10(h)(1)(ii)(A) of Regulation S-B.

- Further, we note that your non-GAAP measure excludes charges that are reasonably likely to recur within two years or for which there was a similar charge in the past two years. Please explain to us why you believe your presentation of this non-GAAP measure in the Form 10-KSB complies with Item 10(h)(1)(ii)(B) of Regulation S-B.

- If you continue to present this non-GAAP measure, please revise future filings, including your Form 8-K's, to provide a more appropriate label for the non-GAAP measure, such as "EBITDA, as adjusted."

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief